

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Theodore (Ted) Ashburn
Chief Executive Officer
Oncorus, Inc.
50 Hampshire Street, Suite 401
Cambridge, Massachusetts 02139

     Re: Oncorus, Inc.
          Registration Statement on Form S-3
          Filed November 3, 2021
          File No. 333-260718

Dear Dr. Ashburn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences